Item 77C
Series Greater India Portfolio


Special Meeting of Interestholders


Greater India Portfolio

The Portfolio held a Special Meeting of Interestholders on Thursday, November 17, 2016 and adjourned until Friday, December 16, 2016 for the following purposes: (1) to approve an investment sub-advisory agreement between Boston Management and Research (BMR) and Greater India Portfolio (the Portfolio); (2) to approve a change in the diversification status of the Fund from a diversified fund to a non-diversified fund, as such terms are defined under the Investment Company Act of 1940, as amended (1940 Act); (3) to approve a change in the diversification status of the Portfolio from a diversified fund to a non-diversified fund, as such terms are defined under the 1940 Act; (4) to approve an Investment Advisory Agreement between BMR and Eaton Vance Special Investment Trust
(the Trust) on behalf of the Fund, pursuant to which BMR will serve as investment adviser to the Fund; and (5) to approve an Investment Sub-Advisory Agreement between BMR and GSAMI, pursuant to which GSAMI will serve as investment sub-adviser to the Fund. The interestholder meeting results are as follows:


			Interest in the Portfolio
		For	Against	Abstain(1)	Uninstructed(1)
Proposal One	74%	5%	4%		18%
Proposal Two	72%	6%	4%		18%
Proposal Three	72%	6%	4%		18%
Proposal Four	74%	4%	4%		18%
Proposal Five 	73%	4%	4%		18%



Results are rounded to the nearest whole number and may not total 100% due to rounding.

(1) Uninstructed shares (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other person entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) were treated as shares that were present at the meeting for purposes of establishing a quorum, but had the effect of a vote against the Proposals. Uninstructed shares are sometimes referred to as broker non-votes. Abstentions were also treated in this manner.